LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

07024084

23 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 April 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Secretary

2 0 APR 2007

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 20/04/2007 13:09:53

Reference No LI-070420-7D5D1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Lion Industries Corporation Berhad
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	Wong Phooi Lin
* Designation	:	Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Koh Ming Leng	23.03.2007	1.51	9,000	0.0013
	19.04.2007	1.65	5,000	0.0007
Tan Chitt Loo	17.04.2007	1.69	15,000	0.0021
	18.04.2007	1.77	10,000	0.0014
Quah Le Ching	17.04.2007	1.70	10,000	0.0014
	18.04.2007	1.78	10,000	0.0014
	20.04.2007	1.73	8,000	0.0011
Liew Choon Yick	19.04.2007	1.65	21,000	0.0030
Yasmin Weili Tan Binti Abdullah	20.04.2007	1.77	3,000	0.0004

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

24 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 April 2007, Re: Dealings by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 23/04/2007 06:31:13 PM

Reference No LI-070423-9C8EA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Sin Chun	04.04.2007	1.60	5,000	0.0007
	17.04.2007	1.70	3,000	0.0004
Wang Wing Ying	18.04.2007	1.75	20,000	0.0029
	19.04.2007	1.65	10,000	0.0014

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 APR 2007

END